Exhibit 99.2

FORM OF PROXY
RELATING TO 2026 EXTRAORDINARY GENERAL MEETING

OF

ALPS GROUP INC
(an exempted company incorporated in the Cayman Islands with limited liability, registration number (409916)
(NASDAQ: ALPS)

This form of proxy relates to the 2026 extraordinary general meeting (“Meeting”) of Alps Group Inc (the “Company”) to be held on Wednesday, 21 October 2026, at 10:00 AM (Malaysia Standard Time) virtually via Zoom conference call using the following access information and at any adjourned or postponed meeting thereof.

Zoom conference call:	Alps Group Inc - Extraordinary General Meeting

21/10/2026, 10:00 AM

Join Zoom Meeting

https://us06web.zoom.us/j/82644602071?pwd=ggoEOlzvWvyPcC2YbiwBj44gb9D62e.1

Meeting ID: 826 4460 2071

Passcode: 191289

Please see notes (a) to (i) set out below for instructions on how to complete this form of proxy.

NAME OF SHAREHOLDER: ____________________________________

I/We hereby appoint the chairman of the Meeting or _____________ of _______________________________________ as my/our proxy to attend and to act for me/us at the Meeting and at any adjournment thereof and to vote on my/our behalf all of my/our shares in the Company in respect of the resolutions set out in the notice convening the Meeting as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

Capitalised terms used but not defined herein shall have the meaning given to them in the notice convening the Meeting.

	PROPOSALS	For	Against	Abstain
1.	SHARE CONSOLIDATION – A proposal to approve, by ordinary resolution:	☐	☐	☐

1.

	(a)	the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating:

(i)	every five (5) Ordinary Shares with a par value of US$0.0001 each into one (1) Ordinary Share with a par value of US$0.0005 each; and

(ii)	every five (5) Preferred Shares with a par value of US$0.0001 each into one (1) Preferred Share with a par value of US$0.0005 each,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the Share Consolidation);

(b)	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$50,000 divided into 500,000,000 shares comprising (i) 495,000,000 Ordinary Shares with a par value of US$0.0001 each and (ii) 5,000,000 Preferred Shares with a par value of US$0.0001 each to US$50,000 divided into 100,000,000 shares comprising (i) 99,000,000 Ordinary Shares with a par value of US$0.0005 each and (ii) 1,000,000 Preferred Shares with a par value of US$0.0005 each; and

(c)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

2.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

2.	SHARE CAPITAL INCREASE - A proposal to approve, by ordinary resolution, subject to the Share Consolidation being approved by shareholders and effected, the authorised share capital of the Company be increased from US$50,000 divided into 100,000,000 shares comprising (i) 99,000,000 Ordinary Shares with a par value of US$0.0005 each and (ii) 1,000,000 Preferred Shares with a par value of US$0.0005 each to US$105,000 divided into 210,000,000 shares comprising (i) 200,000,000 Ordinary Shares with a par value of US$0.0005 each and (ii) 10,000,000 Preferred Shares with a par value of US$0.0005 each, by the creation and addition of 101,000,000 Ordinary Shares with a par value of US$0.0005 each and 9,000,000 Preferred Shares with a par value of US$0.0005 each (the Share Capital Increase).	☐	☐	☐

3.	ADOPTION OF SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION - A proposal to approve, by special resolution, subject to and immediately following the Share Consolidation and Share Capital Increase being effected, that the Company adopt an amended and restated memorandum and articles of association, in the form attached to the Notice of Extraordinary General Meeting and the accompanying proxy statement as Annex 1 thereto, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Consolidation and Share Capital Increase.	☐	☐	☐

4.	ADJOURNMENT OF THE MEETING - A proposal, by ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.	☐	☐	☐

Please cross (“x”) or tick the appropriate box to indicate how you wish your vote in respect of the resolution(s) to be cast (see note (c) below)

Signed for and on behalf of the Shareholder:

Signature:
Dated:

NOTES TO PROXY FORM

a.	Full name(s) to be inserted in BLOCK CAPITALS.

b.	Each shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies (who need not also be a shareholder of the Company) to attend, participate in, vote, and speak (with the permission of the chairman of the Meeting) in place of that shareholder at the extraordinary general meeting, and at any adjournment thereafter. If you wish to appoint some person(s) other than the chairman of the Meeting as your proxy, please delete the words “the chairman of the Meeting” and insert the name of the person to be appointed as proxy. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such shareholder wish to do so. The proxy is also revocable at any time.

c.	If you wish to vote for the resolution set out above, please cross (“✘”) or tick the box marked “For”. If you wish to vote against the resolution, please cross (“✘”) or tick the box marked “Against”. If you wish to abstain from voting on the resolution, please cross (“✘”) or tick the box marked “Abstain”. If this form is returned duly signed but without specific direction on the proposed resolution, the proxy will vote or abstain at his/her discretion in respect of the resolution. A proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than that set out in the notice convening the Meeting.

d.	In the case of a joint holding, this form of proxy may be signed by any joint holder, but if more than one joint holder is present at the Meeting, whether in person or by proxy, that one of the joint holders whose name stands first on the register of members of the Company in respect of the relevant joint holding shall alone be entitled to vote in respect thereof.

e.	This form of proxy must be signed by a shareholder of the Company, or his/her attorney duly authorised in writing, or if the shareholder is a corporation, either under its common seal or under the hand of an officer or attorney so authorised.

f.	To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be sent to the Company before 11:59 p.m. U.S. Eastern Time (EDT) on Monday, October 19, 2026 (being 11:59 a.m. Malaysian Standard Time on Tuesday, October 20, 2026), or, in the case of an adjourned meeting, no later than 11:59 p.m. U.S. Eastern Time on the date that is two days prior to the time appointed for the adjourned meeting. Completed Proxy Forms can be sent to the Company by:

Post:	Advantage Proxy, Inc., P.O. Box 10904, Yakima, WA 98909, Attn: Karen Smith

Hand Delivery:	Advantage Proxy, Inc., P.O. Box 10904, Yakima, WA 98909, Attn: Karen Smith

Online:	Vote online at www.cstproxyvote.com/pxlogin Enter the Control Number as shown under the bar code on the Proxy Voting form and click on the “Log In” button.

Email:	ksmith@advantageproxy.com

g.	Any alteration made to this form of proxy should be initialled by the person who signs it.